SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

(Amendment No. 6)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Ormat Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686688-10-2

(CUSIP Number)

Ormat Industries Ltd.

New Industrial Area

P.O. Box 68

Yavne 81100, Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2014

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688-10-2	13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS Ormat Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZEN SHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF	7	SOLE VOTING POWER 27,206,580 shares of common stock
SHARES BENEFICIALLY OWNED BY	8	SHARE VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 27,206,580 shares of common stock
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,206,580
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.75%
14		TYPE OF REPORTING PERSON
CO

This Amendment No. 6 amends and supplements the Schedule 13D originally filed by Ormat Industries Ltd. (the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on November 7, 2007 (as amended on January 17, 2008, May 25, 2010, June 3, 2010, June 21, 2010 and July 6, 2010, the “Schedule 13D”) in respect of the shares of common stock, par value $0.001 per share of Ormat Technologies, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The following amends and supplements Items 2, 4-7 of the Schedule 13D.

Item 2.        IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended to include the following information:

(a), (b) and (c):

The name, citizenship, residence or business address and present principal occupation of each of the directors and executive officers of the Reporting Person is set forth on Schedule A attached hereto and incorporated herein by reference.

(d)     None of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons named in Schedule A to this statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)      None of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons named in Schedule A to this statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.        PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is hereby amended to include the following information:

On November 10, 2014, the Reporting Person entered into a Share Exchange Agreement and Plan of Merger (the “Share Exchange Agreement”) with the Issuer and Ormat Systems Ltd., an Israeli corporation that is wholly-owned by the Issuer ("Ormat Systems"). Pursuant to the Share Exchange Agreement, among other things, the Issuer will acquire the Reporting Person through a share exchange in which the Issuer will issue new shares of its common stock to the Reporting Person's shareholders in exchange for all of the outstanding ordinary shares of the Reporting Person, at an exchange ratio of 0.2592 shares of common stock of the Issuer for each outstanding ordinary share of the Reporting Person, or an aggregate of approximately 30.2 million shares of common stock of the Issuer.

In connection with the Share Exchange Agreement, on November 10, 2014, the Reporting Person also entered into a voting agreement with the Issuer (the “Parent Voting Agreement”). Pursuant to the terms and conditions of the Parent Voting Agreement, the Reporting Person, among other things, agreed to vote in favor of the issuance of the shares of common stock of the Issuer in connection with the share exchange and to vote against any action that would preclude fulfillment of the conditions precedent to the consummation of the share exchange under the Share Exchange Agreement. On November 10, 2014, the Reporting Person signed and delivered to the Issuer a written consent voting its shares of common stock of the Issuer in accordance with the Parent Voting Agreement.

In connection with the Share Exchange Agreement, on November 10, 2014, each of FIMI ENRG, Limited Partnership and FIMI ENRG, L.P. (together, “FIMI”), which currently owns approximately 24.22% of the outstanding ordinary shares of the Reporting Person and, as described in Item 5 below, is affiliated with certain of the persons listed in Schedule A, and Bronicki Investments Ltd. (“Bronicki Investments”), which currently owns approximately 14.21% of the outstanding ordinary shares of the Reporting Person and, as described in Item 5 below, is affiliated with certain of the persons listed in Schedule A,, entered into voting agreements (the “Parent Shareholder Voting and Undertaking Agreements”) with the Issuer. Under the Parent Shareholder Voting and Undertaking Agreements, FIMI and Bronicki Investments agree, among other things, to vote in favor of the Share Exchange Agreement and the transactions contemplated thereby. FIMI and Bronicki Investments also agree to comply in all respects with the Israeli Tax Ruling (as defined therein) applicable to FIMI and Bronicki Investments. In that connection, FIMI and Bronicki Investments have agreed to deposit, before the effective time of the share exchange, the ordinary shares of the Reporting Person each of them hold with an Israeli escrow agent satisfactory to the Israel Tax Authority or the Issuer, on the terms set forth in an escrow agreement in the form attached to the Parent Shareholder Voting and Undertaking Agreements.

In addition, in connection with the Share Exchange Agreement, on November 10, 2014,  the Issuer entered into a voting neutralization agreement with FIMI (the “FIMI Voting Neutralization Agreement”) and a voting neutralization agreement with Bronicki Investments (the “Bronicki Voting Neutralization Agreement” and, together with the FIMI Voting Neutralization Agreement, the “Voting Neutralization Agreements”). Under the Voting Neutralization Agreements, FIMI and Bronicki Investments agree, among other things, to certain restrictions on their shares of common stock of the Issuer.

The Voting Neutralization Agreements also provide that, at and subject to the closing of the share exchange, upon request of FIMI and Bronicki Investments, the Issuer will enter into a registration rights agreement in the form attached as an exhibit to the Voting Neutralization Agreements.

The consummation of the share exchange is subject to a number of conditions, as set forth in the Share Exchange Agreement. Assuming satisfaction or waiver (if permissible by applicable law) of the conditions under the Share Exchange Agreement, the share exchange is expected to close during the first quarter of 2015.

The foregoing description of the Share Exchange Agreement, the Parent Voting Agreement, the Parent Shareholder Voting and Undertaking Agreements and the Voting Neutralization Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Share Exchange Agreement, the Parent Voting Agreement, the Parent Shareholder Voting and Undertaking Agreements and the Voting Neutralization Agreements, which are attached as Exhibit 1-6 hereto, respectively, and are incorporated herein by reference.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of this Schedule 13D is hereby amended to include the following information:

If the share exchange is effected as provided in the Share Exchange Agreement, the Reporting Person will no longer own any shares of common stock of the Issuer. The information disclosed in Item 4 above is incorporated herein by reference.

(a)

The Reporting Person owns 27,206,580 shares of common stock of the Issuer. Based on information provided to the Reporting Person by the Issuer, this number represents approximately 59.75% of the outstanding shares of the Issuer’s common stock as of the date of this statement.

Based on information provided to the Reporting Person, to the knowledge of the Reporting Person, none of the persons named in Schedule A to this statement owns any shares of common stock of the Issuer. To that end, it should be noted that:

-

Bronicki Investments currently owns approximately 14.21% of the ordinary shares of the Reporting Person. Each of Yehudit Bronicki and Lucien Bronicki, the Chairperson of the board of directors and a director, respectively, of the Reporting Person, each of whom is named in Schedule A to this statement, is a director of Bronicki Investment and has voting control of the shares of the Reporting Person held by Bronicki Investments. Each of Youval Bronicki, a director of the Reporting Person, Yehudit Bronicki and Lucien Bronicki also beneficially own 20% of Bronicki Investment. Accordingly, they may be deemed to share beneficial ownership of (i) the shares of the Reporting Person held by Bronicki Investments and (ii) the shares of common stock of the Issuer held by the Reporting Person. Each of Yehudit Bronicki, Lucien Bronicki and Youval Bronicki disclaim beneficial ownership of (i) all shares of the Reporting Person held by Bronicki Investments, except to the extent of her or his 20% ownership of Bronicki Investment, and (ii) all shares of common stock of the Issuer held by the Reporting Person.

-

FIMI currently owns approximately 24.22% of the ordinary shares of the Reporting Person. Each of Gillon Beck and Ishay Davidi, each of whom is a director of the Reporting Person named in Schedule A to this statement, is a senior partner of FIMI and, along with other partners of FIMI, has voting control of the shares of the Reporting Person held by FIMI. Accordingly, they may be deemed to share beneficial ownership of (i) the shares of the Reporting Person held by FIMI and (ii) the shares of common stock of the Issuer held by the Reporting Person. Each of Gillon Beck and Ishay Davidi disclaims beneficial ownership of (i) all shares of the Reporting Person held by FIMI, and (ii) all shares of common stock of the Issuer held by the Reporting Person.

(b)

The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the 27,206,580 shares of common stock of the Issuer that the Reporting Person owns.

Based on information provided to the Reporting Person, to the knowledge of the Reporting Person, none of the persons named in Schedule A to this statement has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, any shares of common stock of the Issuer. In this respect, see also above regarding Bronicki Investments and FIMI.

(c)

The Reporting Person has not effected any transactions in the shares of common stock of the Issuer in the past 60 days.  Based on information provided to the Reporting Person, to the knowledge of the Reporting Person, none of the persons named in Schedule A to this statement has effected any transactions in the shares of common stock of the Issuer in the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not Applicable.

Item 6.        CONTRACTS ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS.

Schedule A - Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Ormat Industries Ltd.

Exhibit 1 -

Share Exchange Agreement and Plan of Merger, dated November 10, 2014, by and among the Issuer, the Reporting Person and Ormat Systems (incorporated herein by reference to Exhibit 2 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 2 -	Voting Agreement, dated November 10, 2014, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 3 -	Voting and Undertaking Agreement dated as of November 10, 2014 by and among the Issuer and FIMI (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 4 -	Voting and Undertaking Agreement dated as of November 10, 2014 by and between the Issuer and Bronicki Investments (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 5 -	Voting Neutralization Agreement dated as of November 10, 2014 by and among the Issuer and FIMI (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 6 -	Voting Neutralization Agreement dated as of November 10, 2014 by and between the Issuer and Bronicki Investments (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2014

Ormat Industries Ltd.

/s/ Isaac Angel
Name: Isaac Angel Title: Chief Executive Officer

 Schedule A

Directors and Executive Officers

of

Ormat Industries Ltd.

(as of November 10, 2014)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Yehudit Bronicki 5 Habrosh Street Yavne 81510, Israel	Chairman of the Board of Directors	Director of companies.

Lucien Bronicki 5 Habarosh Street Yavne 81510, Israel	Director	Director of companies.

Ishay Davidi	Director	Senior Partner and CEO of FIMI investment funds
c/o FIMI Funds 98 Yigal Allon Street Tel Aviv 6789141, Israel

Gillon Beck	Director	Senior Partner of FIMI investment funds
c/o FIMI Funds 98 Yigal Allon Street Tel Aviv 6789141, Israel

Dafna Sharir	Director	Business advisor
17 Ravina Street Tel Aviv 69396, Israel

Yaacov Yerushalmi	Director	Director of companies.
4 Nof Yaldut Street Kfar Hugla 38880, Israel

Avi Zigelman	Director	Financial advisor and director of companies.
2 Dov Karmi Street Tel Aviv 6954402, Israel

Yitschak Shrem	Director	Director of companies.
13 Hatakiva Street Ramat Hasharon 47212, Israel

Avner Shacham	Director	CEO, Bet Shemesh Engines
48 Hegefen Street Mazkeret Batya 7680400, Israel

Youval Bronicki (*) 1081 Saint Joseph Ave. Los Altos, CA 94024, U.S.A.	Director	Software engineer and director of companies.

Isaac Angel c/o Ormat Industries Ltd. New Industrial Area P.O. Box 68 Yavne 81100, Israel	Chief Executive Officer	Chief Executive Officer of Ormat Industries Ltd. and Ormat Technologies, Inc.

Doron Blachar c/o Ormat Industries Ltd. New Industrial Area P.O. Box 68 Yavne 81100, Israel	Chief Financial Officer	Chief Financial Officer of Ormat Industries Ltd. and Ormat Technologies, Inc.

Etty Rosner c/o Ormat Industries Ltd. New Industrial Area P.O. Box 68 Yavne 81100, Israel	Senior VP and Corporate Secretary	Senior VP and Corporate Secretary of Ormat Industries Ltd. and Corporate Secretary of Ormat Technologies, Inc.

Amit Gorka c/o Ormat Industries Ltd. New Industrial Area P.O. Box 68 Yavne 81100, Israel	Corporate Controller	Corporate Controller of Ormat Industries Ltd.

(*) Citizen of Israel.